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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Cavalier Homes, Inc.
(Name of Issuer)
Common Stock, $0.10 par value per share
(Title of Class of Securities)
149507105
(CUSIP Number)
Legacy Housing, LTD.
Attn: Curtis D. Hodgson
15400 Knoll Trail, Suite 101, Box 25
Dallas, TX 75248
Tel. No.: (972) 661-1821
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
— with copies to —

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

June 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Legacy Housing, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		155,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		155,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	155,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS GPLH, LC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		155,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		155,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	155,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Shipley Brothers, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		637,392

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		155,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		637,392

WITH	10	SHARED DISPOSITIVE POWER

		155,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	792,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS K-Shipley, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		792,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		792,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	792,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS D-Shipley, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		792,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		792,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	792,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS B-Shipley, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		792,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		792,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	792,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Federal Investor Servicing, LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		133,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		133,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	133,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.7%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Federal Investors Management, LC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		133,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		133,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	133,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.7%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Kenneth E. Shipley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		925,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		925,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	925,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Curtis D. Hodgson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		765,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		155,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		765,000

WITH	10	SHARED DISPOSITIVE POWER

		155,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	920,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Douglas M. Shipley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		925,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		925,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	925,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Billy J. Shipley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		925,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		925,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	925,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Schedule 13D is being filed on behalf of Legacy Housing, LTD., GPLH, L.C., Shipley Brothers, LTD., K-Shipley, LLC, D-Shipley, LLC, B-Shipley, LLC, Federal Investor Servicing, LTD., Federal Investors Management, LC, Kenneth E. Shipley, Curtis D. Hodgson, Douglas M. Shipley and Billy J. Shipley relating to shares of common stock of Cavalier Homes, Inc., a Delaware corporation. This Schedule 13D is being filed to more fully comply with the requirements to disclose beneficial ownership by the Reporting Persons (as defined herein). Mr. Hodgson, Kenneth Shipley, Douglas Shipley and Bill Shipley previously filed a Form 3 on June 17, 2008 and the amendment thereto filed on December 31, 2008. For the avoidance of doubt, at no point have any of the Reporting Persons been the beneficial owner of more than 10% of the Issuer’s Common Stock (as defined herein).
Item 1. Security and Issuer
This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, par value $0.10 per share (the “Common Stock”), of Cavalier Homes, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer is 32 Wilson Boulevard 100, Addison, Alabama 35540.
Item 2. Identity and Background
This statement is filed by: (a) Legacy Housing, LTD., a Texas limited partnership (“Legacy”), (b) GPLH, LC, a Texas limited liability company which serves as the general partner of Legacy (“GPLH”), (c) Shipley Brothers, LTD a Texas limited partnership which serves as a manager of GPLH (“Shipley LTD”), (d) K-Shipley, LLC, a Texas limited liability company which serves as a general partner of Shipley LTD (“K-Shipley”), (e) D-Shipley, LLC, a Texas limited liability company which serves as a general partner of Shipley LTD (“D-Shipley”), (f) B-Shipley, LLC, a Texas limited liability company which serves as a general partner of Shipley LTD (“B-Shipley”), (g) Federal Investors Servicing, LTD., a Texas limited partnership (“Federal Servicing”), (h) Federal Investors Management, LC, a Texas limited liability company which serves as the general partner of Federal Servicing (“Federal Management”), (i) Kenneth E. Shipley, the president and assistant secretary of GPLH, the president and sole member of K-Shipley and the president and member of Federal Management and a citizen of the United States, (j) Curtis D. Hodgson, the vice president, secretary and manager of GPLH and a citizen of the United States, (k) Douglas M. Shipley, the president and sole member of D-Shipley and the secretary and member of Federal Management and a citizen of the United States, and (l) Billy J. Shipley, the president and sole member of B-Shipley and the vice president and member of Federal Management and a citizen of the United States (together with Legacy, GPLH, Shipley LTD, K-Shipley, D-Shipley, B-Shipley, Federal Servicing, Federal Management, Kenneth Shipley, Curtis Hodgson and Douglas Shipley, the “Reporting Persons”).

Legacy is primarily engaged in the business of mobile home financing and manufacturing. GPLH is primarily engaged in the business of acting as the general partner of Legacy. Shipley LTD is primarily engaged in the business of mobile home sales and of acting as manager of Legacy. K-Shipley, D-Shipley and B-Shipley are primarily engaged in the business of acting as the general partners of Shipley LTD. Federal Servicing is primarily engaged in the business of mobile home financing. Federal Management is primarily engaged in the business of acting as the general partner of Federal Servicing. The principal occupation of Kenneth E. Shipley is acting as operator of Bell Mobile Homes, as president and assistant secretary of GPLH and president of K-Shipley and Federal Management. Bell Mobile Homes is primarily engaged in the business of mobile home sales and manufacturing. The principal occupation of Curtis D. Hodgson is acting as president and secretary of Cusach, Inc., and vice president, manager and secretary of GPLH. Cusach, Inc. is primarily engaged in the business of mobile home sales and manufacturing. The principal occupation of Douglas M. Shipley is acting as president of D-Shipley and as secretary of Federal Management. The principal occupation of Billy J. Shipley is acting as president of B-Shipley and as vice president of Federal Management.
Each of Legacy, GPLH, Cusach, Inc. and Curtis D. Hodgson has its principal business office and receives its mail at 15400 Knoll Trail, Suite 101, Box 25, Dallas, Texas 75248. Each of Shipley LTD, K-Shipley, D-Shipley, B-Shipley, Federal Services, Federal Management, Bell Mobile Homes, Kenneth E. Shipley, Douglas M. Shipley and Billy J. Shipley has its principal business office at 2501 E. Lubbock Highway, Levelland, Texas 79336 and receives its mail at PO Box 749, Levelland, Texas 79336.
None of the Reporting Persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds
The Reporting Persons, in the aggregate, have invested $2,612,807.22 in the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Legacy, Shipley LTD and Federal Servicing and the personal funds of Curtis Hodgson.
Item 4. Purpose of the Transaction
The Reporting Persons originally acquired the shares of Common Stock for investment purposes, and not for the purpose of changing or influencing control of the Issuer. However, the Reporting Persons have engaged in discussions with Issuer’s board of directors (the “Board”) since June 2008 concerning a variety of matters related to the Issuer’s business strategy and operations. On approximately June 20, 2008, Curtis Hodgson and Kenneth Shipley met with the Board to propose a possible merger between Legacy and the Issuer. After meeting with the Board, Mr. Hodgson and Mr. Kenneth Shipley abandoned this merger proposal. All shares acquired by any of the Reporting Persons since the proposal were acquired for investment purposes and there are currently no plans by any of the Reporting Persons to enter into any business combination with the Issuer.

On January 8, 2009, Curtis Hodgson sent a letter to Mr. Barry Donnell, chairman of the Board (the “Chairman”), objecting to the proposed sale of CIS Financial Services Inc., one of the Issuer’s subsidiaries. The letter also proposed that the Issuer should seek business opportunities in lending within the Issuer’s industry. A copy of Mr. Hodgson’s letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.
After the Board ignored Mr. Hodgson’s advice, the Reporting Persons began to have substantive discussions with the Issuer’s management regarding the composition of the Board. On January 21, 2009, Mr. Hodgson e-mailed the Chairman to informally communicate the Reporting Persons’ intent to nominate Mr. Hodgson, Kenneth E. Shipley and Michael R. O’Connor (collectively, the “Nominees”) for election to the Board at the 2009 Annual Meeting of the Stockholders of the Issuer (the “2009 Meeting”). A copy of the e-mail is attached hereto as Exhibit 99.2 and incorporated herein by reference. The Reporting Persons currently intend to formally nominate the Nominees and to solicit proxies in connection with the election of the Nominees at the 2009 meeting.
The Reporting Persons may make other proposals to the Issuer’s management and Board, and may engage financial, legal and other advisors, to explore value creating alternatives including changes to the overall strategic direction of the Issuer, corporate structure, capital allocation, capital raising activities, Board and management composition and related topics. The Reporting Persons may also contact other stockholders of the Issuer to discuss any or all of the above. The Reporting Persons, however, do not currently intend to acquire a controlling position in the Issuer.
The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of the Reporting Persons’ general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. The Reporting Persons also may, at any time and from time to time, change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
According to the Issuer’s Form 10-Q filed on October 23, 2008, there are 18,429,580 shares of Common Stock outstanding. The Reporting Persons have calculated and reported their ownership percentage based on the shares of Common Stock currently outstanding.
(a) (i) Legacy is the beneficial owner of the 155,000 shares of Common Stock it holds, which represents 0.8% of the Issuer’s outstanding shares of Common Stock.
(ii) Shipley LTD is the beneficial owner of the 792,392 shares of Common Stock held by it and by Legacy, which represents 4.3% of the Issuer’s outstanding shares of Common Stock.
(iii) Federal Servicing is the beneficial owner of the 133,000 shares of Common Stock it holds, which represents 0.7% of the Issuer’s outstanding shares of Common Stock.

(iv) Curtis D. Hodgson is the beneficial owner of the 920,000 shares of Common Stock held by him and by Legacy, which represents 4.9% of the Issuer’s outstanding shares of Common Stock.
(v) GPLH is the beneficial owner of the 155,000 shares of Common Stock held by Legacy, which represents 0.8% of the Issuer’s outstanding shares of Common Stock.
(vi) K-Shipley, D-Shipley, and B-Shipley are each the beneficial owners of the 792,392 shares of Common Stock held by Legacy and Shipley, LTD, which represents 4.3% of the Issuer’s outstanding shares of Common Stock.
(vii) Federal Management is the beneficial owner of the 133,000 shares of Common Stock held by Federal Servicing, which represents 0.7% of the Issuer’s outstanding shares of Common Stock.
(viii) Kenneth E. Shipley, Douglas M. Shipley, and Billy J. Shipley are each the beneficial owner of the 925,392 shares of Common Stock held by Legacy, Shipley LTD and Federal Servicing, which represents 5.0% of the Issuer’s outstanding shares of Common Stock.
(b) Legacy has the sole power to vote and dispose of the 155,000 shares of Common Stock it holds; GPLH, as the general partner of Legacy, has the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy; Shipley LTD has the sole power to vote and dispose of the 637,392 shares of Common Stock it holds and, as a manager of GPLH, the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy; Curtis D. Hodgson has the sole power to vote and dispose of the 765,000 shares of Common Stock he holds and, as a manager of GPLH, the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy; Federal Servicing has the sole power to vote and dispose of the 133,000 shares of Common Stock it holds; K-Shipley, D-Shipley and B-Shipley, as the general partners of Shipley LTD, have the shared power to vote and dispose of the 637,392 shares of Common Stock held by Shipley LTD and the 155,000 shares of Common Stock held by Legacy; Federal Management, as the general partner of Federal Servicing, has the shared power to vote and dispose of the 133,000 shares of Common Stock held by Federal Servicing; Kenneth E. Shipley, as a member of Federal Management and sole member of K-Shipley, has the shared power to vote and dispose of the 925,392 shares of Common Stock held by Legacy, Shipley LTD and Federal Servicing; Douglas M. Shipley, as a member of Federal Management and the sole member of D-Shipley, has the shared power to vote and dispose of the 925,392 shares of Common Stock held by Shipley LTD and Legacy; and Billy J. Shipley, as a member of Federal Management and the sole member of B-Shipley, has the shared power to vote and dispose of the 925,392 shares of Common Stock held by Shipley LTD and Legacy.
(c) Transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the date that the Reporting Persons collectively crossed 5% to the date of this filing are listed in Annex A attached hereto. All of the transactions were effected through open market purchases.
(d) Not Applicable.
(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 99.1.	Letter to Mr. Barry Donnell from Mr. Curtis D. Hodgson dated January 8, 2008.
Exhibit 99.2.	Letter to Mr. Barry Donnell from Mr. Curtis D. Hodgson dated January 21, 2009.
Exhibit 99.3.	Joint Filing Agreement dated February 3, 2009, among the Reporting Persons.
Exhibit 99.4.	Record of the Reporting Persons’ transactions in the Common Stock for last 60 days.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2009	LEGACY HOUSING, LTD.
	By:	GPLH, LC, its general partner

		By:	/s/ Kenneth E. Shipley
Name: Kenneth E. Shipley
Title: President

GPLH, LC
	By:	/s/ Kenneth E. Shipley
		Name:	Kenneth E. Shipley
		Title:	President

SHIPLEY BROTHERS, LTD.
	By:	K-Shipley, LLC, its general partner

		By:	/s/ Kenneth E. Shipley
Name: Kenneth E. Shipley
Title: President

K-SHIPLEY, LLC
	By:	/s/ Kenneth E. Shipley
		Name:	Kenneth E. Shipley
		Title:	President

D-SHIPLEY, LLC
	By:	/s/ Douglas M. Shipley
		Name:	Douglas M. Shipley
		Title:	President

B-SHIPLEY, LLC
	By:	/s/ Billy J. Shipley
		Name:	Billy J. Shipley
		Title:	President

FEDERAL INVESTORS SERVICING, LTD.
By:	Federal Investors Management, LC

	By:	/s/ Kenneth E. Shipley
Name: Kenneth E. Shipley
Title: President

KENNETH E. SHIPLEY
By:	/s/ Kenneth E. Shipley

CURTIS D. HODGSON
By:	/s/ Curtis D. Hodgson

DOUGLAS K. SHIPLEY
By:	/s/ Douglas K. Shipley

BILLY J. SHIPLEY
By:	/s/ Billy J. Shipley

Exhibit Index

Exhibit 99.1.	Letter to Mr. Barry Donnell from Mr. Curtis D. Hodgson dated January 8, 2008.
Exhibit 99.2.	Letter to Mr. Barry Donnell from Mr. Curtis D. Hodgson dated January 21, 2009.
Exhibit 99.3.	Joint Filing Agreement dated February 3, 2009, among the Reporting Persons.
Exhibit 99.4.	Record of the Reporting Persons’ transactions in the Common Stock for last 60 days.